909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

August 27, 2013

VIA EDGAR
Mara L. Ransom
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Eco Building Products, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2013
File No. 000-53875

Dear Mara L. Ransom:

We are in receipt of your comment letter dated June 26, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that, in addition to this letter, we have sent you letters regarding your annual report on Form 10-K for the fiscal year ended June 30, 2012.  Please confirm to us in writing your understanding that you must resolve all outstanding staff comments before filing a definitive proxy statement for the matters described in your preliminary proxy statement filed June 14, 2013.

RESPONSE:  We understand that we must resolve all outstanding staff comments before filing a definitive proxy statement for the matters described in our preliminary proxy statement filed June 14, 2013.

Proposal 1: Approval of Amendment to Articles of Incorporation . . . . , page 11

2.
Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction.  If so, please provide the disclosure required by Note A to Schedule 14A.

RESPONSE:   In response to the staff’s comment, on page 11, we have affirmatively disclosed that the increase in authorized shares is in no way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction.

Proposal 2: To approve an amendment to the Company’s Articles of Incorporation to authorize a class of undesignated or “blank check” preferred stock . . . , page 12

3.
Please file as an exhibit to your preliminary proxy statement the full text of the proposed Blank Check Preferred Articles Amendment you describe as Exhibit A on page 12.  In addition, please revise the reference to Exhibit A on page 8, as this reference does not appear to refer to the proposed Blank Check Preferred Articles Amendment and instead appears to refer to a difference document.

RESPONSE:  In response to the staff’s comment, we have filed as an exhibit to our definitive proxy statement the full text of the proposed Blank Check Preferred Articles Amendment as Exhibit A.  Additionally, we have removed the reference to Exhibit A on page 8, as this was erroneously included in the preliminary proxy statement.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Steven Conboy
Steven Conboy
Chief Executive Officer